Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of DarioHealth Corp. (the “Company”) is a summary only and pertains to the Company’s Common Stock and certain warrant to purchase shares of Common Stock issued in March 2016 (the “Common Stock Warrants”), which are the Company’s only securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is not complete and is subject to and qualified by the applicable provisions of the Delaware General Corporation Law as well as provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”), and By-laws, as amended (the “By-laws”), which are filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and are incorporated by reference herein.

Common Stock

Pursuant to the Company’s Charter, the Company is authorized to issue up to one hundred sixty million (160,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”).

The Common Stock is traded on The Nasdaq Capital Market under the symbol “DRIO.” As of March 13, 2020, Common Stock Warrants to purchase 1,528,333 shares of Common Stock are outstanding.

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law, all voting rights, subject to the preferential rights of any outstanding preferred stock, are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one vote, including in all elections of directors. The Company does not have a classified board of directors (the “Board”).

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of legally available funds therefore. The Company has not declared any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no cumulative voting rights and no preemptive or other rights to subscribe for shares of the Company.

There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

The Company is permitted to issue, and has from time to time, issued warrants and options to purchase shares of the Common Stock, as well as restricted stock units.

Common Stock Warrants

Common Stock Warrants to purchase up to 76,417 shares of Common Stock, are traded on The Nasdaq Capital Market under the symbol “DRIOW.”

The Common Stock Warrants are exercisable at any time after their original issuance (March 8, 2016), and at any time up to the date that is five (5) years after their original issuance.

The exercise price per share of Common Stock under each Common Stock Warrant shall be $86.80, subject to adjustment thereunder.

The Common Stock Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the Common Stock Warrants under the Securities Act of 1933, as amended (the “Securities Act”), is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the Common Stock Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Common Stock Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Common Stock Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

If the Company, at any time while the Common Stock Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of the Common Stock Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the exercise price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of the Common Stock Warrant shall be proportionately adjusted such that the aggregate exercise price of the Common Stock Warrant shall remain unchanged. Any adjustment made pursuant to the Common Stock Warrant shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. For the purposes of clarification, the exercise price of the Common Stock Warrant will not be adjusted in the event that the Company or any subsidiary thereof, as applicable, sells or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock equivalents, at an effective price per share less than the exercise price then in effect.

The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

A holder will not have the right to exercise any portion of the Common Stock Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Stock Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

In the event of a fundamental transaction, as described in the Common Stock Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Common Stock Warrants will be entitled to receive upon exercise of the Common Stock Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Stock Warrants immediately prior to such fundamental transaction.

Except as otherwise provided in the Common Stock Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Common Stock Warrant.

Preferred Stock

Pursuant to the Company’s Charter, the Company is authorized to issue, up to five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

There can be one or more series of Preferred Stock. The Company can establish from time to time the number of shares to be included in each such series, as well as to fix the designation and any preferences, conversion and other rights and limitations of such series. These rights and limitations may include voting powers, limitations as to dividends, and qualifications and terms and conditions of redemption of the shares of each such series.

To date, the Company has designated twenty five thousand (25,000) shares of its blank check Preferred Stock as Series A Preferred Stock, twelve thousand five hundred (12,500) shares of its blank check preferred stock as Series A-1 Preferred Stock, twelve thousand five hundred (12,500) shares of its blank check preferred stock as Series A-2 Preferred Stock, twelve thousand five hundred (12,500) shares of its blank check preferred stock as Series A-3 Preferred Stock and twelve thousand five hundred (12,500) shares of its blank check preferred stock as Series A-4 Preferred Stock.

Anti-Takeover Effects of the Company’s Charter and By-Laws

In addition to provisions under Delaware law, the Company’s Charter and By-Laws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Charter and/or By-Laws, as applicable, among other things:

•	provide the Board with the exclusive authority to call special meetings of the stockholders;
•	provide the Board with the ability to alter the By-Laws without stockholder approval;
•	provide the Board with the exclusive authority to fix the number of directors constituting the whole Board; and
•	provide that vacancies on the Board may be filled by a majority of directors then in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring the Company, even if doing so would be beneficial to the Company’s stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in its policies, and to discourage some types of transactions that may involve an actual or threatened change in control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for shares of the Company’s Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of the Company’s Common Stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the Company’s management.